EXHIBIT 17.1

DATE: January 23, 2016

TO: THE CREATIVE LEARNING CORPORATION BOARD OF DIRECTORS

FROM: Brian Pappas

RE: Resignation

It is with great sadness that I resign from the Board of Directors of Creative Learning Corporation (“CLC” or the “Company”), effective immediately. I have serious concerns regarding the operations, policies and practices of the Company that I believe have resulted in the substantial decline of CLC;s stock price and its business prospects. In addition, the Company’s actions since July 22, 2015, including but not limited to totally ignoring all of my requests for information, have made my directorship illusory and made it impossible for me to fulfill my obligations as a director.

Among my concerns are (i) the hiring and promotion of Company officers who lack the expertise to market and sell franchises and to maintain positive relationships with the franchisees, (ii) the termination of three of the top franchise sales consultants resulting in a dramatic drop in franchise sales, (iii) excessive legal and accounting costs, (iv) failure to prevent unauthorized franchise sales and make SEC and state filings despite significantly increased legal fees, (v) the divestiture of the Challenge Island franchise and (vi) the lowering of the minimum royalty fee that will reduce shareholder equity but not address the principal issue facing the franchisees.

Sincerely,

/s/ Brian Pappas

Brian Pappas